UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70192

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barnabas Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19600 West Catawba Avenue, Suite C201
(No. and Street)

Cornelius (City) NC (State) 28031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Hayes (609) 642-6593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA, PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Drive	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Joseph Powell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barnabas Capital, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PAUL S. VAN GINHOVEN
Notary Public
Mecklenburg
County
My Comm. Exp.
03-17-2021
NORTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Exception Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARNABAS CAPITAL, LLC

Financial Statements and Report of
Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

December 31, 2020

Barnabas Capital, LLC
Table of Contents
December 31, 2020

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Changes in Subordinated Borrowings	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 10
Supplemental Information	11
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Schedule II-Computation for Determination of Reserve Requirement Pursuant to SEC Rule 15c3-3	13
Schedule III- Statement Related to Possess or Control Requirement Pursuant to SEC Rule 15c3-3	13
Exemption Certification	14
Report of Independent Registered Public Accounting Firm on Management's Exemption Report	15
Management's Exemption Report	16

Jennifer Wray CPA PLLC
16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Barnabas Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barnabas Capital LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Barnabas Capital LLC as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Barnabas Capital LLC's management. Our responsibility is to express an opinion on Barnabas Capital LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Barnabas Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Barnabas Capital LLC financial statements. The supplemental information is the responsibility of Barnabas Capital LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Barnabas Capital LLC's auditor since 2019.

Sugar Land, Texas

March 1, 2020

Barnabas Capital, LLC
Statement of Financial Condition
December 1, 2020

ASSETS

Cash and cash equivalents	$	301,044
Accounts receivable		85,158
Prepaid expenses and other assets		26,558
Property and equipment, net of accumulated depreciation of $6,650		16,883
Total Assets	$	429,643

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$	55,634
Interest payable		46,500
Subordinated borrowings		500,000
Total Liabilities		602,134

MEMBER'S EQUITY

		(172,491)
Total Liabilities and Member's Equity	$	429,643

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenues		
Variable annuities	$	527,101
Structured notes		680
		527,781
Expenses		
Salaries and other employment costs		512,438
Sales commissions paid to registered representatives		171,728
Professional fees		108,578
Regulatory fees		22,396
Interest expense		23,237
Technology and communications		15,282
Travel and entertainment		6,552
Occupancy expense		15,300
Insurance expense		14,545
Marketing and promotion		5,089
Other operating expenses		12,748
Depreciation		3,762
Total expenses		911,655
Net operating loss		(383,874)
Revenue from forgiveness of debt		72,362
Net loss	$	(311,512)

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Balance, January 1, 2020	$	(260,979)
Capital contributions		400,000
Net loss		(311,512)
Balance, December 31, 2020	$	(172,491)

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2020

Balance, January 1, 2020 and December 31, 2020	$	500,000

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net loss	$	(311,512)
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Increase in depreciation		3,761
Increase in accounts receivable		(78,714)
Decrease in prepaid expenses and other assets		11,957
Increase in accounts payable and accrued liabilities		39,089
Increase in interest payable		22,875
Net cash used in operating activities		(312,544)
Cash Flows from Financing Activities:		
Cash contributions from members		400,000
Small Business Administration PPP loan proceeds		72,000
Small Business Administration PPP loan accrued interest		362
Forgiveness of PPP loan and accrued interest		(72,362)
Net cash provided by investing activities		400,000
Net Decrease in Cash and Cash Equivalents		87,456
Cash and Cash Equivalents at Beginning of Period		213,588
Cash and Cash Equivalents, End of Period	$	301,044

The accompanying notes are an integral part of these financial statements.

Barnabas Capital, LLC
Notes to Financial Statements
For the Year Ended December 31, 2020

NOTE 1. BUSINESS OF THE COMPANY

Barnabas Capital, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Company (SIPC). The Company was formed in the state of North Carolina on June 15, 2018 and became a registered broker-dealer and member of FINRA on February 6, 2019.

The Company is a wholesale seller of variable life insurance, variable annuities, variable indexed annuities and structured notes.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains its deposits in a commercial checking account in a high credit quality financial institution. Balances at times may exceed federally insured limits of $250,000.

Revenue Recognition

The Company earns commission revenue primarily as a wholesaler of variable life insurance company products issued by insurance companies affiliated with underwriters with whom the Company has contractual agreements. The Company recognizes revenue when premiums are paid to the underwriter. The Company receives that revenue from insurance company product manufacturers monthly based on the prior month's sales.

Effective June 15, 2018, the Company adopted the requirements of Financial Accounting Standard Board's ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended. The Company completed its implementation analysis, reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company evaluated the potential impacts of the new

revenue recognition standard on its financial statements and has not identified any material changes in the timing of revenue recognition. The adoption of the new guidance for revenue recognition did not result in any change to the financial statements for the year ended December 31, 2020.

Operating Expenses

Operating expenses such as salaries, sales commissions, professional service fees and regulatory fees are related to operating activities of the Company and are expensed in the period to which they relate.

Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and therefore is not liable for federal income taxes on its taxable income. Liability for federal income tax expense is the responsibility of the Company's Members.

NOTE 3. RELATED PARTY MATTERS

On September 5, 2018, the Company entered into a subordinated loan agreement with two Members of the Company in the principal amount of $500,000, bearing interest at 4.5% per annum. The note matures in two installments: $333,333 plus accrued interest due on or before April 1, 2021 and $166,667 plus accrued interest due on or before December 31, 2021. Interest expense for the year ended December 31, 2020 was $22,875. Interest payable at December 31, 2020 was $46,500.

The subordinated loan has been approved by FINRA and is available in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowing is required for the Company's continued compliance with net capital requirements, it may not be repaid.

The Company has a Shared Services Agreement (SSA) in place with an affiliate, Financial Independence Group, LLC (FIG). Under the terms of the SSA, FIG supplies the Company with compliance support and information technology services including allocated management salaries and technology support (basic software installation and maintenance, computer systems and services). The Company also separately reimburses FIG for expenses incurred on its behalf including software development. The financial statements include the following transactions with FIG for the period ended December 31, 2020:

Statement of Financial Condition		
Accounts payable and accrued liabilities	$	1,230
Statement of Operations		
Professional fees.		61,276
Technology and communications		1,927
Other operating expenses		4,579
	$	67,782

Barnabas Capital, LLC
Notes to Financial Statements
For the Year Ended December 31, 2020

The Company has entered into a commercial lease agreement with Weebles Foundation, LLC which has a Member in common with the Company. The lease commenced on April 1, 2019 and was renewed for a two-year term on April 1, 2020. The lease will expire on March 31, 2022. Rent expense for the year ended December 31, 2020 was $15,300. Future minimum annual lease payments are $17,400.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 are as follows:

Furniture and fixtures	$	16,541
Office equipment		6,992
		23,533
Less accumulated depreciation		(6,650)
	$	16,883

NOTE 5. RETIREMENT PLAN

The Company maintains a 401(k) plan for substantially all full-time employees. Under the terms of the plan, the Company may make discretionary matching contributions to the plan. The Company did not make any discretionary contributions for the year ended December 31, 2020.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net capital of $284,068 which was $277,259 in excess of its minimum required net capital of $6,809 and its ratio of aggregate indebtedness to net capital was .36 to 1.

NOTE 7. INCOME FROM FORGIVEN DEBT

The Company received a loan for $72,000 from Fifth Third Bank under the auspices of the Small Business Administration's ("SBA") Paycheck Protection Program on May 7, 2020. The loan and accrued interest of $362 were forgiven on November 4, 2020 under the criteria established by the SBA.

NOTE 8. CONCENTRATIONS AND CREDIT RISK

The Company derived 85% of its revenue for the year ended December 31, 2020 from one financial institution with which it has a contract. The Company has executed contracts with other financial institutions from which it expects to derive future income.

NOTE 9. CAPITALIZATION

The Company's Members are aware that additional capital may be required to fund the Company's operations for the next twelve months and are prepared to provide additional capital as needed.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The emergence of the coronavirus pandemic in the first quarter of 2020 introduced an unprecedented degree of uncertainty into the Company's business and the global economy in general. The Company has found its business to be reasonably resilient to date. The widespread restriction of movements of staff has resulted in contingency plans being activated successfully and staff are continuing to work remotely and on site. The business activities of the Company have continued without interruption. The Company does not have any material concerns regarding its ability to continue operations.

The Company had no undisclosed commitments or contingencies as of December 31, 2020 through March 1, 2021 the date these financial statements were available to be issued.

Supplemental Information

Barnabas Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2020   **Schedule I**

Total member's equity	$	(172,491)
Other allowable credits - subordinated borrowings		500,000
Less non-allowable assets:		
Prepaid expenses		26,558
Property & equipment, net of depreciation		16,883
Net capital before haircuts on securities positions		284,068
Haircuts on securities positions		-
Net capital	$	284,068
Aggregate Indebtedness	$	102,134
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	6,809
Excess net capital	$	277,259
Net capital in excess of 120% of required net capital	$	275,897
Ratio of aggregate indebtedness to net capital		.36 to 1.00

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited December 31, 2020 FOCUS Report, Part IIA, Form X-17a-5.

Barnabas Capital, LLC
Schedule II&III-Pursuant to SEA Rule 17a-5
Of Securities and Exchange Act of 1934
December 31, 2020

Supplementary Schedule II
Computation for Determination of Reserve Requirements and Information Relating to
Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange
Commission
As of December 31, 2020

Barnabas Capital, LLC (the "Company") does not claim exemption under Rule 15c3-3 and relies on Footnote 74 of the SEC Release 34-70073 and the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of Rule 15c3-3.

Supplementary Schedule III
Schedule III: Information Relating to Possession or Control Requirements
Pursuant to SEC rule 15c3-3
As of December 31, 2020

Barnabas Capital, LLC (the "Company") does not claim exemption under Rule 15c3-3 and relies on Footnote 74 of the SEC Release 34-70073 and the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of Rule 15c3-3.

Exemption Certification

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Barnabas Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Barnabas Capital, LLC states that the Company file an exemption report because The Company provides wholesaling services to retail broker-dealer only. It does not provide any services to retail customers nor does it hold retail customer accounts, no does it hold or transmit retail customer funds. During the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3); and (2) Barnabas Capital, LLC stated that Barnabas Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Barnabas Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Barnabas Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 1, 2021

15

BARNABAS CAPITAL, LLC
196000 West Catawba Avenue, Suite C201
Cornelius, NC 28031
(704) 990-9028

EXEMPTION REPORT

Barnabas Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

The Company files an exemption report because it provides wholesaling services to retail broker-dealers only. It does not provide any services to retail customers nor does it hold retail customer accounts, nor does it hold or transmit retail customer funds.

During the report period, the Company
(a) did not directly or indirectly receive, hold and/or otherwise owe funds or securities to customers, other than money and other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4;
(b) did not carry any accounts of or for customers; and
(c) did not carry any PAB account (as defined in Rule 15c3-3)

Barnabas Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2020 without exception.

Barnabas Capital, LLC

I, Joseph Powell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____   Date: __2/26/2021__
Title: President

16